Exhibit 99.1

GoldMining Announces Positive PEA Highlighting $532 Million After-Tax NPV and 42% IRR at its São Jorge Project, Brazil

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – June 11, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (the "Company" or "GoldMining") is pleased to announce the results of a preliminary economic assessment ("PEA") on its São Jorge Project (the "Project"), located in Pará State, Brazil.

All currency amounts herein are in US dollars unless otherwise indicated.

PEA Highlights

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Strong Base Case Economics: The PEA sets out a base case scenario with an after-tax net present value at a 5% discount rate ("NPV5%") of $532 million and an after-tax internal rate of return ("IRR") of 42.4% utilizing base case gold price of $3,500 per ounce (“oz”) and an initial payback of 2.8 years.

●	Leverage to Gold Price: At spot gold prices ($4,400/oz), the after-tax NPV5% increases to $836.8 million, yielding an IRR of 58.6% and an initial payback of just 2.4 years.

●

High Capital Efficiency & Infrastructure Advantage: Initial capital is estimated at a highly manageable $202 million (including a 25% contingency), representing an attractive 2.6x base case NPV5% to initial capital ratio. This relatively low capital hurdle is directly supported by the Project’s ideal location, situated adjacent to existing power lines, paved highways, and an available skilled workforce.

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Balance Sheet Backing: The Company’s strong balance sheet comprising approximately $183 million[1] in cash and publicly traded securities positions it well to advance the Project through the next stages of development.

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Cash Generator for the Company: The PEA envisages a robust internal free cash flow, supported by a stable gold production profile averaging an estimated 51,250 oz annually over a 10.6-year life of mine ("LOM"), with peak gold production of 57,200 oz per year in years 2 through 4.

●	Resilient Cost Profile: The PEA highlights relatively strong estimated margins, supported by an estimated life of mine All-In Sustaining Cost ("AISC") of $1,464/oz.

●

Conventional Operation: The PEA contemplates a conventional open-pit truck-and-shovel operation and a processing rate of 5,500 tonnes per day. A proven processing flowsheet utilizing standard gravity and leach circuits achieves high metallurgical recoveries of 90% Au.

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Advancing Pre-Feasibility Studies: The Company plans to expeditiously commence pre-feasibility studies as the Project is further de-risked and moves forward with permitting towards a construction decision.

Alastair Still, CEO of GoldMining commented, “The São Jorge PEA marks a significant milestone in the advancement of our corporate strategy. By combining a manageable $202 million initial capital investment with a robust $532 million base case NPV5%, we have outlined a highly efficient, construction-track asset on a regional-scale property that retains significant exploration potential for additional resource growth. More than just a standalone project, the PEA highlights that São Jorge has the potential for resilient margins and rapid payback potential to become a cornerstone self-funding asset for us. With robust economics, we look forward to rapidly advancing and de-risking the Project with permitting and pre-feasibility studies to unlock further value across our gold-focused multi-million ounce Americas portfolio.”

1.	Cash holdings as at latest filings for the quarter ended February 28, 2026. The closing prices of shares underlying equity holdings as at close of June 10, 2026 and subject to a USD:CAD FX of $1.39.

The PEA is preliminary in nature, and there is no certainty that the reported results will be realized. The PEA includes Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that this PEA, including the conceptual economics set out therein, will be realized.

Table 1: Summary of São Jorge PEA Selected Production Metrics

São Jorge PEA Key Metrics
Production	Result	Units
Mine life	10.6	Years
LOM Strip ratio (waste:processed material)	4.27	Ratio
Total mined material	109.1	Mt
Total processed material	20.7	Mt
Nominal process plant rate	5,500	tpd
Gold Production
Average gold feed grade	0.91	g/t
Average gold metallurgical recovery	90.0%
Total gold produced	543.2	koz
Average annual gold production (Years 1-5)	53.4	koz
LOM	51.2	koz

Numbers may not add due to rounding.

Table 2: Summary of São Jorge PEA Selected Financial Metrics

São Jorge PEA Key Financial Metrics
Operating Costs (OPEX)	Units	Result
Mining unit cost	$/t mined $/t milled	1.98 10.40
Process unit cost	$/t milled	10.44
General and Administrative (G&A) unit cost	$/t milled	1.29
Royalty (including government royalites)	$/t milled	4.21
Other (including maintenance and contingency)	$/t milled	8.55
Total OPEX	$/t milled	34.88
Transport & Refining Cost	$/t milled	0.16
Total Cash Cost[2]	$/t milled $/oz payable	35.04 1,344
All-In Sustaining Costs (AISC)[3]	$/oz payable	1,464
Capital Expenditures (CAPEX)	Units	Result
Initial capital expenditure (includes pre-strip)	$M	202.2
Sustaining capital expenditure	$M	53.0
Closure costs	$M	12.0
Total Capital	$M	267.2
Base Case Economics ($3,500/oz Au)	Units	Result
Net present value (NPV5%) – pre-tax	$M	645.7
Internal rate of return (IRR) – pre-tax	%	48.9
Net present value (NPV5%) – after-tax	$M	532.5
Internal rate of return (IRR) – after-tax	%	42.4
Payback – after-tax	Years	2.83
Spot Price Economics ($4,400/oz Au) [3]	Units	Result
Net present value (NPV5%) – pre-tax	$M	1,004.8
Internal rate of return (IRR) – pre-tax	%	67.3
NPV5% – after-tax	$M	836.8
IRR – after-tax	%	58.6
Payback – after-tax	Years	2.38

Numbers may not add due to rounding.

(1) Total Cash Cost consists of total operating costs plus transportation and refining costs.

(2) AISC includes Total Cash Cost plus sustaining capital and closure costs.

(3) Spot price determined on June 9, 2026 based on the 10-day trailing average rounded down to the nearest hundred.

São Jorge PEA Summary

The São Jorge Project is located in the southeastern portion of Pará State, Brazil, in the municipality of Novo Progresso, approximately 460 km southeast of the main regional city of Santarem and approximately 70 km north of the town of Novo Progresso. Regional highway BR-163, an all-weather paved road, passes through the Project area. The city of Itaituba is located approximately 250 km north of the Project.

The current mineral resource estimate for São Jorge was reported in the Company’s technical report titled "NI 43-101 Technical Report São Jorge Project, Para State, Brazil" dated effective January 28, 2025. The PEA is based on such estimate.

The PEA considers a conventional drill, blast, load, and haul open pit operation mining an average of 27,000 tpd (9.9 million tonnes per annum (Mtpa) over the 10.6 year life of mine. It contemplates that resources will be processed at a nominal rate of 5,500 tpd (1.9 Mtpa) at an average strip ratio of 4.27:1. Conventional gravity and leach circuit is planned to generate gold doré on site.

The PEA includes on-site development including mining, haul roads, access roads, process facilities, tailings and waste storage facilities, and related ancillary facilities. Construction is anticipated to take approximately two years with an initial capital expenditure of $202.2 million, including a healthy 25% contingency, with operations continuing for 10.6 years. Sustaining capital expenditures over the LOM are expected to be approximately $53 million, consisting of a mix of mining capital equipment and staged expansion of the tailings and waste facilities. Closure costs have been estimated at $12 million. LOM operating costs are expected to average $34.88/t of material processed.

Under the PEA, highest metal production occurs in the initial five years of production averaging 53.4 koz Au annual production. LOM average production is 51.2 koz Au.

Table 3: Estimated Capital Breakdown

Capital Area	Initial ($M)	Sustaining ($M)	Total ($M)
Site General & Pre-Construction	33.0		33.0
Power Distribution	16.8		16.8
Mining & Equipment	11.6	30.7	42.3
Process Plant	47.0	9.4	56.4
Tailing Storage & Water Management	4.5		4.5
Indirect Costs	13.9		13.9
Owner's Cost and General Services	40.5		40.5
Contingency (25%)	34.9	13.0	47.9
Sub-total Capital	202.2	53.0	255.2
Mine Closure		12.0	12.0
Total Capital	202.2	65.0	267.2

Numbers may not add due to rounding

Figure 1: Mined Material Schedule

Figure 2: Process Schedule

The São Jorge Deposit

The São Jorge Gold Project is located in the Tapajós gold district (see Figure 3) in the south-central portion of the Amazon Craton. The São Jorge gold deposit is a granite-hosted, intrusion-related gold mineral system which is a similar style to the Tocantinzinho gold mine owned and operated by G Mining located approximately 80 km northwest of São Jorge, that commenced commercial production in 2024 and produced 171,871 ounces of gold in 2025.

Exploration activities at the Project carried out by the Company over the past two years have successfully delineated several new exploration targets comprising gold ± copper ± molybdenum ± silver soil geochemical anomalies, which cumulatively outline a large mineral system (see news releases dated March 18, 2025 and April 14, 2025). The São Jorge mineral system is defined by a comprehensive exploration data set which the Company has developed over previous systematic exploration campaigns. Surrounding the currently delineated São Jorge deposit, which has a defined 1.4 km strike length, the broader mineral system comprises a zone of contiguous surface geochemical anomalies over an area of 12 km x 7 km, which the Company interprets to be the surface expression of a broad intrusion related gold system.

Figure 3: São Jorge Project location

Mineral Resource Estimate

The PEA is based on the Company’s existing previously disclosed mineral resource estimate, which is summarized in the table below.

Table 4: Pit Constrained Mineral Resource Estimate

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Indicated	19,418	1.00	624
Inferred	5,557	0.72	129

Notes:

1.	See technical report titled "NI 43-101 Technical Report São Jorge Project, Para State, Brazil” dated effective January 28, 2025.
2.	CIM (2014) definitions were followed for Mineral Resources.
3.	Mineral Resource are estimated at a break-even cut-off grade of 0.27 g/t Au for classified blocks above a constraining pit shell.
4.	Mineral Resources are estimated using a long-term gold price of US$1,950 per ounce.
5.	A minimum mining width of five meters was used.
6.	There are no Mineral Reserves estimated at São Jorge Project. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
7.	Numbers may not add due to rounding.
8.

The Qualified Person (QP) of the mineral resource estimate is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimates.

For a description of the data verification, assay procedures and the quality assurance program and quality control measures applied by the Company, please see the Company’s Annual Information Form for the year ended November 30, 2025, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca. Further information about the PEA referenced in this news release, including information in respect of data verification, key assumptions, parameters, risks and other factors, will be contained in a technical report, which will be filed by the Company in respect of the PEA within 45 days under its profile at SEDAR+ at www.sedarplus.ca.

Opportunities

This new PEA highlights strong potential for the advancement of the Project and sets out several opportunities for future study which may further enhance project value, including:

Opportunity	Potential Benefits
Metallurgical test work & Process design	Variability test work to optimize process flowsheet and improve gold recoveries.
Infill Drilling	Increase confidence in the geological models and controls on and interpolation of grade; may increase resource grade overall and convert mineral resources to higher categories.
Exploration Drilling	Expansion opportunities at the existing deposits to delineate additional resources.
Geotechnical test work	Optimize pit wall slopes and potentially reduce strip ratio and to assess potential waste rock and tailings storage sites.
Infrastructure design & Scheduling	Optimize site layout, material handling and pit backfill to reduce LOM operating costs.
Environmental & Sustainability Governance (ESG)	Environmental baseline & heritage studies, and community stakeholder engagement to inform the local community about the potential mining opportunity and economic benefits.

Qualified Persons

The PEA was prepared for the Company by Beck Nader,DSc, MSc.,FAIG, CBRR , who is independent of the Company and a Qualified Person, as such term is defined in NI 43-101.

The Mineral Resources were estimated by Reno Pressacco, M.Sc. (A), P.Geo., FGC, who is independent of the Company and a Qualified Person, as such term is defined in NI 43-101.

The specific sections of the technical report for which each such Qualified Person is responsible will be set out in the technical report relating to the PEA. Each such Qualified Person has reviewed and approved the scientific and technical information regarding the PEA as disclosed in this news release.

Imola Götz, M.Sc. P.Eng., F.E.C., Vice President, Project Development of the Company and a Qualified Person, as such term is defined in NI 43-101, has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Disclosure regarding the Project, including the PEA and Mineral Resource Estimates included herein, has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Investors are cautioned not to assume that all or any part of "Measured" or "Indicated" Mineral Resource will ever be converted into "reserves". Investors should also understand that "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimated "Inferred Mineral Resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases.

For further information regarding the Company's projects and the resource estimates disclosed herein, please refer to the Company's most recent Annual Information Form and the technical reports filed under the Company's profile at www.sedarplus.ca and www.sec.gov.

Forward-Looking Statements

Certain of the information contained in this news release constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to the results of the PEA, the Company’s plans and expectations regarding future opportunities and proposed work at the Project and the Company’s other plans and expectations regarding the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.